THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 22203030 Fax : (079) 22201396

A MEMBER OF THE LALBHAI GROUP

July 12, 2004

Securities & Exchange Commission
Office of International -
Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N. W.
WASHINGTON, DC 20549

Dear Sirs,

Sub. : Secretarial Audit Report

Pursuant to SEBI circular No.D&CC/FITTC/CIR-16/2002 dated 31st December, 2002 and MRD/All SE/15489/2003 dated 14th August, 2003 in respect of Secretarial Audit, we send herewith copies of Secretarial Audit Reports for each ISIN of the Company received from N.V. Kathiria & Associates, Company Secretaries, Ahmedabad for the quarter ended on 30th June, 2004.

Kindly acknowledge the receipt.

Thanking you,

Yours faithfully,

Company Secretary

Encl: As above.

dlw 7/27

N. V. KATHIRIA & ASSOCIATES
COMPANY SECRETARIES

219, 1st Floor, Shreyas Complex,
Opp. Jain Derasar, Nr. Navrangpura Bus
Stand, Navrangpura, AHMEDABAD - 9.
Phone :(O) 656 3106 (R) 685 5746
E-mail : nvkathiria@yahoo.com

SECRETARIL AUDIT REPORT

1. For quarter ended on	:	30.06.2004
2. ISIN	:	INE034A01011
3. Face Value	:	Rs.10/-
4. Name of the Company	:	**ARVIND MILLS LIMITED**
5. Registered Office Address	:	Naroda Road, Ahmedabad – 380 025.
6. Correspondence Address	:	Naroda Road, Ahmedabad – 380 025.
7. Telephone & Fax Nos.	:	Phone: 079-22203030 Fax : 079-22201396
8. Email address	:	rvbhimani@arvindmills.com

9. Names of the Stock Exchanges where the company's securities are listed :

1. The Stock Exchange - Ahmedabad
2. The Stock Exchange – Mumbai
3. The Calcutta Stock Exchange Association Ltd.
4. The Delhi Stock Exchange Association Ltd.
5. Banglore Stock Exchange Ltd.
6. National Stock Exchange of India Ltd.
7. The Luxembourg Stock Exchange (Listing of GDS)

	Number of shares	% of Total Issued Cap.
10. Issued Capital	195367560*	100.00

11. Listed Capital (Exchange-wise) :

1. The Stock Exchange – Ahmedabad	195367560	100.00
2. The Stock Exchange – Mumbai	195367560	100.00
3. The Calcutta Stock Exchange Association Ltd.	195367560	100.00
4. The Delhi Stock Exchange Association Ltd.	195367560	100.00
5. Banglore Stock Exchange Ltd.	195367560	100.00
6. National Stock Exchange of India Ltd.	195367560	100.00

N. V. KATHIRIA & ASSOCIATES COMPANY SECRETARIES C.P. No. 3278 Ahmedabad

N. V. KATHIRIA & ASSOCIATES

COMPANY SECRETARIES

219, 1st Floor, Shreyas Complex,
Opp. Jain Derasar, Nr. Navrangpura Bus
Stand, Navrangpura, AHMEDABAD - 9.
Phone :(O) 656 3106 (R) 685 5740
E-mail : nvkathiria@yahoo.com

12. Held in dematerialized form in CDSL	2840203	1.453
13. Held in dematerialized form in NSDL	184533412	94.454
14. Physical	7993945	4.091

15. Total No. of shares (12+13+14) — 195367560

16. Reasons for difference if any, between (10&11), (10&15), (11&15) : N.A.

17. Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars	No. of shares	Applied/ Not applied for listing	Listed on Stock Exchanges (Specify Names)	Whether Intimated to CDSL	Whether Intimated to NSDL	In-principal approval Pending for SE (Specify Names)
Partly paid shares have made fully paid up.	1052	Applied	The Stock Exchanges Ahmedabad, Mumbai, Banglore, Calcutta, Delhi and National Stock Exchange.	YES	YES	---

18. Register of Members is updated (Yes/ No) — YES
    If not, updated up to which date — ---N.A.---

19. Reference of previous quarter with regards to excess dematerialized shares, if any. — ---NIL---

20. Has the company resolved the matter mentioned in point no.19 above in the current quarter? If not reason why? — ---N.A.---

N. V. KATHIRIA & ASSOCIATES
C.P. No. 3278
Ahmedabad
COMPANY SECRETARIES

N. V. KATHIRIA & ASSOCIATES
COMPANY SECRETARIES

219, 1st Floor, Shreyas Complex,
Opp. Jain Derasar, Nr. Navrangpura Bus
Stand, Navrangpura, AHMEDABAD - 9.
Phone :(O) 656 3106 (R) 685 5746
E-mail : nvkathiria@yahoo.com

21. Mentioned the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 days :			The trading permission from the stock exchanges were received late and therefore delay occurred.
CDSL	NIL	NIL	
NSDL	1	275143	
Pending for more than 21 days :			---N.A.---
CDSL	NIL	NIL	
NSDL	NIL	NIL	

22. Name, Telephone & Fax No. of the Compliance Officer of the Co.
Shri R. V. Bhimani
Phone: 079-22200206,
Fax : 079-22201608

23. Name, Address, Tel. & Fax No. Regn. No. of the Auditor
N. V. Kathiria & Associates,
Company Secretaries.
219, Shreyas Complex, Opp. Jain Derasar, Navrangpura Bus Stand, Navrangpura, Ahmedabad – 380 009.
(O) 079-26563106 [COP : 3278]
(O) 079-8010065

24. Appointment of common agency for Share registry work. If yes (name & Address)
Pinnacle Shares Registry Pvt. Ltd.
Nr. Ashoka Mills, Naroda Road, Ahmedabad – 380 025.

25. Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE.: ---NO---

Note: *The total issued capital of the Company is 195378441 shares out of these 195367560 shares are under ISIN INE 034A01011 and hence, this report is made particularly for this ISIN number of the company.

TRUE COPY
CERTIFIED BY

COMPANY SECRETARY

FOR N. V. KATHIRIA & ASSOCIATES
COMPANY SECRETARIES

N. V. KATHIRIA
PROPRIETOR

DATE : 09.07.2004
PLACE:AHMEDABAD

N. V. KATHIRIA & ASSOCIATES
COMPANY SECRETARIES

219, 1st Floor, Shreyas Complex,
Opp. Jain Derasar, Nr. Navrangpura Bus
Stand, Navrangpura, AHMEDABAD - 9.
Phone :(O) 656 3106 (R) 685 5746
E-mail : nvkathiria@yahoo.com

SECRETARIL AUDIT REPORT

1. For quarter ended on : 30.06.2004

2. ISIN : IN9034A01019

3. Face Value : Rs.10/-

4. Name of the Company : **ARVIND MILLS LIMITED**

5. Registered Office Address : Naroda Road, Ahmedabad – 380 025.

6. Correspondence Address : Naroda Road, Ahmedabad – 380 025.

7. Telephone & Fax Nos. : Phone: 079-22203030
   Fax : 079-22201396

8. Email address : rvbhimani@arvindmills.com

9. Names of the Stock Exchanges where the company's securities are listed :
   1. The Stock Exchange - Ahmedabad
   2. The Stock Exchange – Mumbai
   3. The Calcutta Stock Exchange Association Ltd.
   4. The Delhi Stock Exchange Association Ltd.
   5. Banglore Stock Exchange Ltd.
   6. National Stock Exchange of India Ltd.
   7. The Luxembourg Stock Exchange (Listing of GDS)

	Number of shares	% of Total Issued Cap.
10. Issued Capital	10881*	100

11. Listed Capital (Exchange-wise) :

1. The Stock Exchange - Ahmedabad	10881	100
2. The Stock Exchange – Mumbai	10881	100
3. The Calcutta Stock Exchange Association Ltd.	10881	100
4. The Delhi Stock Exchange Association Ltd.	10881	100
5. Banglore Stock Exchange Ltd.	10881	100
6. National Stock Exchange of India Ltd.	10881	100

N. V. KATHIRIA & ASSOCIATES COMPANY SECRETARIES C.P. No. 3278 Ahmedabad

N. V. KATHIRIA & ASSOCIATES
COMPANY SECRETARIES

219, 1st Floor, Shreyas Complex,
Opp. Jain Derasar, Nr. Navrangpura Bus
Stand, Navrangpura, AHMEDABAD - 9.
Phone :(O) 656 3106 (R) 685 5746
E-mail : nvkathiria@yahoo.com

12. Held in dematerialized form in CDSL	---	---
13. Held in dematerialized form in NSDL	7467	68.62
14. Physical	3414	31.38

15. Total No. of shares (12+13+14) 10881

16. Reasons for difference if any, between (10&11), (10&15), (11&15) ---NIL---

17. Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars	No. of shares	Applied/ Not applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-principal approval Pending for SE (Specify Names)
Partly paid shares have made fully paid up.	1052	Applied	The Stock Exchanges Ahmedabad, Mumbai, Banglore, Calcutta, Delhi and NSE.	YES	YES	---

18. Register of Members is updated (Yes/ No) YES
If not, updated up to which date ---N.A.---

19. Reference of previous quarter with regards to excess dematerialized shares, if any. ---NIL---

20. Has the company resolved the matter mentioned in point no.19 above in the current quarter? If not reason why? ---N.A.---

N. V. KATHIRIA & ASSOCIATES * COMPANY SECRETARIES * C.P. No. 3278 Ahmedabad

21. Mentioned the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 days :	NIL	NIL	N.A
Pending for more than 21 days :	NIL	NIL	N.A.

22. Name, Telephone & Fax No. of the Compliance Officer of the Co.
    Shri R. V. Bhimani
    Phone: 079-22200206,
    Fax : 079-22201608

23. Name, Address, Tel. & Fax No. Regn. No. of the Auditor
    N. V. Kathiria & Associates,
    Company Secretaries.
    219, Shreyas Complex, Opp. Jain Derasar, Navrangpura Bus Stand, Navrangpura, Ahmedabad – 380 009.
    (O) 079-26563106 [COP : 3278]
    (O) 079-8010065

24. Appointment of common agency for Share registry work. If yes (name & address)
    Pinnacle Shares Registry Pvt. Ltd.
    Nr. Ashoka Mills, Naroda Road, Ahmedabad – 380 025.

25. Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE. ---NO---

Note: *The total issued capital of the Company is 195378441 out of these 10881 shares are under ISIN IN9034A01019 and hence, this report is made particularly for this ISIN number of the company.

FOR N. V. KATHIRIA & ASSOCIATES,
COMPANY SECRETARIES,

N. V. KATHIRIA & ASSOCIATES COMPANY SECRETARIES C.P. No. 3278 Ahmedabad

N. V. KATHIRIA
PROPRIETOR

DATE : 09.07.2004
PLACE:AHMEDABAD

TRUE COPY
CERTIFIED BY
COMPANY SECRETARY